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Exhibit 12.1

Global Partners LP(a)
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended December 31,
					October 4 through December 31, 2005	January 1 through October 3, 2005
	2009	2008	2007	2006
Income before income taxes	$35,563	$22,207	$48,204	$35,127	$10,394	$8,693
Interest expense and amortized fees	16,358	21,736	17,872	12,305	3,078	7,495
Interest portion of rental expense	530	840	1,320	1,093	233	603

Earnings	$52,451	$44,783	$67,396	$48,525	$13,705	$16,791

Interest expense and amortized fees	$16,358	$21,736	$17,872	$12,305	$3,078	$7,495
Interest portion of rental expense	530	840	1,320	1,093	233	603

Fixed charges	$16,888	$22,576	$19,192	$13,398	$3,311	$8,098

Ratio of earnings to fixed charges(b)	3.11	1.98	3.51	3.62	4.14	2.07

(a)
The period from January 1, 2005 through October 3, 2005 reflects the business of Global Companies LLC and its affiliates, Glen Hes Corp., Global Montello Group LLC and Chelsea Sandwich LLC. Periods after October 4, 2005 reflect the business of Global Partners LP and its subsidiaries.

(b)
We calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist of (i) interest expense, (ii) amortization of deferred financing fees and (iii) the portion of rental expense we deem to be representative of the interest factor in rent expense.

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  Exhibit 12.1
Global Partners LP(a) Ratio of Earnings to Fixed Charges (Dollars in Thousands)